UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67268 / June 27, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14881

In the Matter of

ORBIT E-COMMERCE, INC.,	:	ORDER MAKING FINDINGS
ORION ETHANOL, INC.,	:	AND REVOKING
PACIFICNET, INC.,	:	REGISTRATIONS BY DEFAULT
PAINCARE HOLDINGS, INC.,	:	AS TO SIX RESPONDENTS
PAY88, INC.,	:	
RAHAXI, INC., and	:	
RAVEN BIOFUELS INTERNATIONAL CORP.	:	

The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on May 16, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Orbit E-Commerce, Inc. (Orbit), Orion Ethanol, Inc. (Orion), PainCare Holdings, Inc. (PainCare), Pay88, Inc. (Pay88), Rahaxi, Inc. (Rahaxi), and Raven Biofuels International Corp. (Raven), (collectively, Respondents) have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by May 24, 2012. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). To date, Respondents have not filed Answers, which were due ten days after service of the OIP. OIP at 4; 17 C.F.R. § 201.220(b). On June 7, 2012, Respondents were ordered to show cause, by June 21, 2012, why the registrations of their securities should not be revoked by default. No Respondent has shown cause.

Respondents are in default for failing to file Answers or otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Orbit (CIK No. 71391) is a permanently revoked Nevada corporation located in Aurora, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange

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[1] There is no evidence that Pacificnet, Inc., has been served with the OIP, and therefore this Order does not apply to it and it remains in the proceeding.

Act Section 12(g). Orbit is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 2008, which reported a comprehensive net loss of $60,855 for the prior nine months. As of May 4, 2012, the company's stock (symbol "OECI") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Orion (CIK No. 812355) is a revoked Nevada corporation located in Pratt, Kansas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Orion is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a loss of over $30 million since the company's January 1, 2003 inception. As of May 4, 2012, the company's stock (symbol "OEHL") was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

PainCare (CIK No. 1003472) is a dissolved Florida corporation located in Orlando, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PainCare is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2007, which reported a net loss of over $2 million for the prior nine months. As of May 4, 2012, the company's stock (symbol "PRXZ") was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Pay88 (CIK No. 1338360) is a defaulted Nevada corporation located in Barnstead, New Hampshire, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pay88 is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009, which reported a net loss of $43,022 for the prior six months. As of May 4, 2012, the company's stock (symbol "PAYI") was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Rahaxi (CIK No. 1102301) is a defaulted Nevada corporation located in Wicklow Town, Ireland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Rahaxi is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010, which reported a net loss of over $4.1 million for the prior nine months. As of May 4, 2012, the company's stock (symbol "RHXI") was quoted on OTC Link, had twelve market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Raven (CIK No. 1372507) is a revoked Nevada corporation located in Paramus, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Raven is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009, which reported a net loss of $169,206 for the prior three months. As of May 4, 2012, the company's stock (symbol "RVBF") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Orbit E-Commerce, Inc., Orion Ethanol, Inc., PainCare Holdings, Inc., Pay88, Inc., Rahaxi, Inc., and Raven Biofuels International Corp., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge